UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

CNOOC Limited Announces Proposed Offering of Guaranteed Notes

(Hong Kong, September 20, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced on September 20, 2019 (New York time) that it intended to offer, subject to market and other conditions, guaranteed notes (the “Notes”). The Notes will be issued by CNOOC Finance (2013) Limited, a direct wholly-owned subsidiary of the Company incorporated in the British Virgin Islands, and will be guaranteed by the Company. The proceeds will be used for general corporate purposes.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes by way of debt issue to professional investor only. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013) Limited.

Bank of China Limited (), BOCI Asia Limited (), Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and UBS AG Hong Kong Branch are the joint global coordinators, joint lead managers and joint bookrunners for the offering. ABCI Capital Limited, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International Securities Limited, China International Capital Corporation Hong Kong Securities Limited, ICBC International Securities Limited and Société Générale are the joint bookrunners for the offering.

The offering of the Notes will be made pursuant to the Company’s shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission (the “US SEC”) on April 20, 2018, as amended by the post-effective amendment No.1 to the registration statement filed with the US SEC on September 20, 2019. A preliminary prospectus supplement and accompanying prospectus have been filed with the US SEC in connection with this offering. The offering may only be made by means of the prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, telephone: 1-800-831-9146; Prospectus Department, Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Facsimile: +1 212 834 6081, Attn: Investment Grade Finance; UBS Securities LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, telephone: 1-203-719-1088; and SG Americas Securities, LLC, 245 Park Avenue, New York 10167, telephone: 1-855-881-2108, Attn: US High Grade Syndicate Desk.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This document does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About CNOOC Limited

CNOOC Limited is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited mainly engages in exploration, development, production and sale of crude oil and natural gas.

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This document includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Weizhi Xie
Name:	Weizhi Xie
Title:	Chief Financial Officer

Date: September 20, 2019